CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2004 relating to the financial statements and financial statement schedule, which appears in Delmarva Power & Light Company's Annual Report on Form 10-K/A for the year ended December 31, 2003. We also consent to the reference to us under the headings "Experts" in such Registration Statement.

PricewaterhouseCoopers LLP

Philadelphia, PA
May 26, 2004